Exhibit 99.8

MSLL CPA LLP
2110 - 1177 West Hastings Street
Vancouver, B.C. Canada	Tel: 604 688 5671
V6E 2K3	Fax: 604 688 8479

Consent of Independent Auditors

We consent to the use herein of the Independent Auditors’ Report prepared by us, dated May 23, 2024, with respect to the amended and restated consolidated financial statements of the Corporation as at June 30, 2023 and 2022, included as Exhibit 99.9 to Amendment No. 1 to the Annual Report on Form 40-F filed on April 14, 2025.

/s/ MSLL CPA LLP

Vancouver, British Columbia

April 14, 2025